FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                 No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                 No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                 No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item:	Prisma Medios de Pago S.A. – Tranfer of shares –

City of Buenos Aires, January 21, 2019

Securities and Exchange Commissions

Ref.: Prisma Medios de Pago S.A. – Tranfer of shares.

BBVA Francés S.A. hereby informs that today, within the framework of the Disinvestment Commitment assumed by Prisma Medios de Pago S.A. and its shareholders to the National Commission of Defense of Competition, the Bank, jointly with the other shareholders, has accepted a purchase offer by AI ZENITH (Netherlands) B.V. (related company to Advent International Corporation) for the acquisition of 2,344,064 ordinary book-entry shares with a par value of $ 1 each and one vote per share that are owned by the Bank in Prisma Medios de Pago S.A., representative of 5.6721% of its share capital.

The price offered for such shares amounts US Dollars 80,543,355 payable: (i) approximately 60% at the time of transfer of the shares and (ii) approximately 40% within the term of 5 years of the transference.

Once the transfer has been perfected, the Bank will retain, for the time being, the ownership of 2,252,139 shares of Prisma Medios de Pago S.A. representative of 5.4496% of its share capital.

Finally, we inform that the mentioned operation will not affect the normal development of the Banks business.

Without another particular, I take the opportunity to greet you attentively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 21, 2019	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer